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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Mattress Firm Holding Corp.
(Name of Subject Company (Issuer))

Stripes Acquisition Corp.
a direct wholly-owned subsidiary of

Stripes US Holding, Inc.
a direct wholly-owned subsidiary of

Steinhoff International Holdings N.V.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

57722W106
(CUSIP Number of Class of Securities)

Steinhoff International Holdings N.V.
Block D, De Wagenweg Office Park
Stellentia Road
Stellenbosch, South Africa
Attention: Stephanus Johannes Grobler
Telephone: +27 21 808 0700
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With copies to:
Scott I. Sonnenblick
Peter Cohen-Millstein
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 903-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$2,434,416,811	$245,145.77

*
Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 37,234,289 outstanding shares (exclusive of the shares subject to forfeiture conditions referred to in (ii) below) of common stock, par value $0.01 per share (the "Shares"), of Mattress Firm Holding Corp. ("Mattress Firm"), multiplied by the offer price of $64.00 per Share, (ii) 483,886 outstanding Shares subject to forfeiture conditions, multiplied by the offer price of $64.00 per share and (iii) 582,558 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $64.00 per share, multiplied by $35.11 per share, which is the offer price of $64.00 per share minus the weighted average exercise price for such options of $28.89 per share. The calculation of the filing fee is based on information provided by Mattress Firm as of August 10, 2016.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015 by multiplying the transaction value by .0001007.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer:

           If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, collectively constitute this "Schedule TO") relates to the offer by Stripes Acquisition Corp., a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of Stripes US Holding, Inc., a Delaware corporation ("HoldCo") and a direct wholly-owned subsidiary of Steinhoff International Holdings N.V., a company incorporated under the laws of the Netherlands (Naamloze Vennootschap) ("Steinhoff") to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Mattress Firm, at a price of $64.00 per Share, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2016 (together with any amendments and supplements thereto, collectively constitute the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) hereto (together with any amendments or supplements thereto, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Mattress Firm Holding Corp. ("Mattress Firm"). Mattress Firm's principal executive offices are located at 5815 Gulf Freeway, Houston, Texas 77023. Its telephone number at such address is (713) 923-1090.

        (b)   This Schedule TO relates to Purchaser's offer to purchase all outstanding Shares of Mattress Firm. According to Mattress Firm, as of the close of business on August 10, 2016, (i) 37,234,289 Shares (exclusive of the Shares subject to forfeiture conditions referred to in (ii) below) were issued and outstanding, (ii) 483,886 Shares subject to forfeiture conditions were outstanding and (iii) 582,558 Shares were issuable upon the exercise of outstanding options with an exercise price that is less than $64.00. The information set forth in the section of the Offer to Purchase entitled "Introduction" is incorporated herein by reference.

        (c)   The Shares are traded on The NASDAQ Global Select Market under the symbol "MFRM." The information set forth in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a), (b) and (c) This Schedule TO is filed by (i) Steinhoff, (ii) HoldCo and (iii) Purchaser. The information set forth in Section 8—"Certain Information Concerning Purchaser, HoldCo and Steinhoff" in the Offer to Purchase and in Annex I of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a) and (b) The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

  •
  Summary Term Sheet

  •
  Introduction

  •
  Section 8—"Certain Information Concerning Purchaser, HoldCo and Steinhoff"

  •
  Section 10—"Background of the Offer; Contacts with Mattress Firm"

  •
  Section 11—"The Transaction Documents"

  •
  Section 12—"Purpose of the Offer and Plans for Mattress Firm"

Item 6.    Purposes of the Transaction and Plans or Proposals.

        For purposes of subsections (a), (c)(1) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

  •
  Summary Term Sheet

  •
  Introduction

  •
  Section 6—"Price Range of Shares; Dividends"

  •
  Section 10—"Background of the Offer; Contacts with Mattress Firm"

  •
  Section 11—"The Transaction Documents"

  •
  Section 12—"Purpose of the Offer and Plans for Mattress Firm"

  •
  Section 13—"Certain Other Effects"

  •
  Section 14—"Dividends and Distributions"

Item 7.    Source and Amount of Funds or Other Consideration.

        (a) and (d) The information set forth in Section 9—"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

        (b)   Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference :

  •
  Summary Term Sheet

  •
  Section 8—"Certain Information Concerning Purchaser, HoldCo and Steinhoff"

  •
  Section 11—"The Transaction Documents"

  •
  Section 12—"Purpose of the Offer and Plans for Mattress Firm"

  •
  Annex I

        (b)   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference :

  •
  Section 8—"Certain Information Concerning Purchaser, HoldCo and Steinhoff"

  •
  Annex I

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a)   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  •
  Summary Term Sheet

  •
  Section 3—"Procedures for Tendering Shares"

  •
  Section 10—"Background of Offer; Contacts with Mattress Firm"

  •
  Section 17—"Fees and Expenses"

Item 10.    Financial Statements.

        Not applicable. In accordance with instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

  •
  the consideration offered consists solely of cash;

  •
  the Offer is not subject to any financing condition; and

  •
  the Offer is for all outstanding securities of the subject class.

Item 11.    Additional Information.

        (a)(1)  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference :

  •
  Sections 8—"Certain Information Concerning Purchaser, HoldCo and Steinhoff"

  •
  Section 10—"Background of Offer; Contacts with Mattress Firm"

  •
  Section 11—"The Transaction Documents"

  •
  Section 12—"Purpose of the Offer and Plans for Mattress Firm"

        (a)(2)  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  •
  Section 12—"Purpose of the Offer and Plans for Mattress Firm"

  •
  Section 13—"Certain Other Effects"

  •
  Section 15—"Conditions to Purchaser's Obligations"

  •
  Section 16—"Certain Legal Matters; Regulatory Approvals"

        (a)(3)  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  •
  Section 11—"The Transaction Documents"

  •
  Section 15—"Conditions to Purchaser's Obligations"

  •
  Section 16—"Certain Legal Matters; Regulatory Approvals"

        (a)(4)  The information set forth in Section 13—"Certain Other Effects" of the Offer to Purchase is incorporated herein by reference.

        (a)(5)  Not applicable.

        (c)   The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated August 16, 2016*
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification on Form W-9)*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Summary Advertisement, as published in The New York Times on August 16, 2016*
(a)(5)(i)	Press Release, dated August 7, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Steinhoff on August 8, 2016)
(a)(5)(ii)	Analyst and Media Presentation, dated August 7, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Steinhoff on August 8, 2016)
(b)(1)
Acquisition Facilities Agreement, dated as of August 5, 2016, by and among Steinhoff Finance Holding Gmbh, Steinhoff Möbel Holding Alpha Gmbh and HoldCo (as original borrowers), Steinhoff Europe AG (as the Company), Steinhoff International Holdings N.V. (as guarantor), Bank of America Merrill Lynch International Limited, Bank of America, N.A. and J.P. Morgan Limited (as Arrangers), Bank of America Merrill Lynch International Limited, Bank of America, N.A., J.P. Morgan Securities PLC and JPMorgan Chase Bank, N.A., London Branch (as original lenders) and J.P. Morgan Europe Limited (as Agent)*
(b)(2)	Amendment Agreement relating to the facilities agreement dated August 5, 2016, dated as of August 10, 2016, between Steinhoff Europe AG and J.P. Morgan Europe Limited (as Agent)*
(d)(1)	Agreement and Plan of Merger, dated as of August 6, 2016, among Mattress Firm, Steinhoff, HoldCo and Purchaser*
(d)(2)	Tender and Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and JWC Mattress Holdings, LLC*
(d)(3)	Tender and Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Winter Street Opportunities Fund, L.P.*
(d)(4)	Tender and Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and JWC Fund III Co-Invest, LLC*
(d)(5)	Tender and Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and John W. Childs 2013 Charitable Remainder Trust*
(d)(6)	Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Berkshire Fund VIII, L.P.*
(d)(7)	Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Berkshire Fund VIII-A, L.P.*
(d)(8)	Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Berkshire Investors III LLC*

Exhibit No.	Description
(d)(9)	Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Berkshire Investors IV LLC*
(d)(10)	Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Stockbridge Absolute Return Fund, L.P.*
(d)(11)	Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Stockbridge Fund, L.P.*
(d)(12)	Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Stockbridge Master Fund (OS), L.P.*
(d)(13)	Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Stockbridge Partners LLC*
(d)(14)	Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser, Dale R. Carlsen, Dale R. Carlsen Stock Trust U.D.T. August 5, 1997 and Dale R. Carlsen Family Revocable Trust*
(g)	Not applicable
(h)	Not applicable

*
Filed herewith

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 16, 2016

Stripes Acquisition Corp.
By:	/s/ Andries Benjamin la Grange
	Name:	Andries Benjamin la Grange
	Title:	Treasurer
Stripes US Holding, Inc.
By:	/s/ Andries Benjamin la Grange
	Name:	Andries Benjamin la Grange
	Title:	Treasurer
Steinhoff International Holdings N.V.
By:	/s/ Andries Benjamin la Grange
	Name:	Andries Benjamin la Grange
	Title:	Chief Financial Officer

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES